

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2012

Dorota Korobiejnikow
Head of International Capital Markets Division
Ministry of Finance
Republic of Poland
ul. Świętokrzyska 12
00-916 Warsaw
Poland

> **Re: The State Treasury of the Republic of Poland**
> **Registration Statement under Schedule B**
> **File No. 333-181827**
> **Filed June 1, 2012**

Dear Ms. Korobiejnikow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your document and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Eurozone Crisis, page 11

1. Please expand upon your disclosure to discuss any material impact that a prolonged or worsened sovereign debt crisis is expected to have on Poland's economic and financial outlook. In this regard, discuss the expected material effects of further bailouts of EU countries or companies, further European economic or political integration, short-term economic instability in the EU if a country were to abruptly leave the monetary union, strains upon Poland's social security and unemployment compensation services due to net positive migration and the effects of another credit crisis on Poland's and Polish companies' ability to maintain adequate liquidity.

Debt Management, page 42

2. The section states that Poland has purchased various derivative instruments. Please discuss whether you have purchased derivative instruments for hedging or speculative purposes, quantify the risk exposures and identify the categories of risk against which you intend to hedge. Please include any other material information necessary to understand Poland's risk exposures.

Index to Tables and Supplementary Information, page T-2

3. For the interest rate columns in the debt tables, please additionally include a range of values instead of indicating that the interest rate is floating.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Bavaria

Ellie Bavaria
Special Counsel

cc: Doron Loewinger, Esq.
        White & Case LLP